FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

July 19, 2013

Commission File Number: 001-32689

SUNTECH POWER HOLDINGS CO., LTD.

(Translation of registrant’s name into English)

R&D Mansion, 9 Xinhua Road
New District, Wuxi
Jiangsu Province 214028
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-N/A

SUNTECH POWER HOLDINGS CO., LTD.
Form 6-K

Other Events

Signature

Other Events.

In connection with the grant of a definitive moratorium on creditor claims from the judicial authorities in Schaffhausen, Switzerland to Suntech Power International, Ltd. (“SPI”), the Company’s principal operating subsidiary in Europe, the Company and various of its affiliated entities, including Power Solar Systems Co., Ltd. (“PSS”), the Company’s principal subsidiary in the British Virgin Islands, and Wuxi Suntech Power Co., Ltd. (“Wuxi Suntech”), the Company’s principal operating subsidiary in China, have submitted creditor claims to the administrator overseeing the moratorium.

The Company, PSS, and Wuxi Suntech submitted applications to register with the SPI administrator claims of approximately US$192.7 million, US$324.0 million, and US$454.3 million (of which approximately US$350.0 million is subordinated), respectively. Such amounts followed a restructuring of intercompany debt among various operating units. In addition, other affiliates of the Company submitted applications to register with the SPI administrator claims aggregating approximately US$23.8 million. The actual amounts recovered by the Company and its affiliates as creditors of SPI may differ significantly from the amounts registered. Several of the affiliates of the Company which registered claims as creditors are also debtors to SPI.  As previously announced, the definitive moratorium was granted on June 19, 2013 for a six month period and may be extended thereafter, and allows SPI time to restructure debt and reach an agreement with creditors. In addition, in connection with the intercompany debt restructuring, the Company’s principal Japanese and Singaporean subsidiaries, Suntech Power Japan Corporation and Suntech Power Investment Pte. Ltd., respectively, have been reorganized under Wuxi Suntech.

The Company believes the restructuring was necessary to facilitate possible financing of the Company’s operations in the future and potentially attract new investors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNTECH POWER HOLDINGS CO., LTD.

	By:	/s/ Kim H. Liou
	Name:	Kim H. Liou
	Title:	General Counsel

Date: July 19, 2013